UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)*

UCLOUDLINK GROUP INC.

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

90354D104

(CUSIP Number)

September 28, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90354D104	Schedule 13G

(1) NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

AI Global Investment SPC (1)
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 34,268,110 Class A Ordinary Shares (1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 34,268,110 Class A Ordinary Shares (1)

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,268,110 (1) Class A Ordinary Shares
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

21.2% (1)(2)
12. TYPE OF REPORTING PERSON

CO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 161,790,700 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2021, as disclosed by the Issuer on Amendment No 5 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 16, 2021.

CUSIP No. 90354D104	Schedule 13G

(1) NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Haitong International Asset Management (HK) Limited
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 34,268,110 Class A Ordinary Shares (1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 34,268,110 Class A Ordinary Shares (1)

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,268,110 Class A Ordinary Shares (1)
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

21.2% (1)(2)
12. TYPE OF REPORTING PERSON

CO

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 161,790,700 Class A Ordinary Shares outstanding as of June 30, 2021, as disclosed by the Issuer on Amendment No. 5 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 16, 2021.

CUSIP No. 90354D104	Schedule 13G

(1) NAMES OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Yang Jianxin
(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐
(b) ☐
(3) SEC USE ONLY

(4) CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 34,268,110 Class A Ordinary Shares (1)
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 34,268,110 Class A Ordinary Shares (1)

(9) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,268,110 Class A Ordinary Shares (1)
(10) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

21.2% (1)(2)
12. TYPE OF REPORTING PERSON

IN

(1)	The beneficial ownership of the securities reported herein is described in item 4 of this Schedule 13G Amendment.
(2)	Calculations are based on 161,790,700 Class A Ordinary Shares outstanding as of June 30, 2021, as disclosed by the Issuer on Amendment No. 5 to the Registration Statement on Form F-3 filed with the Securities and Exchange Commission on November 16, 2021.

CUSIP No. 90354D104	Schedule 13G

ITEM 1 (a) NAME OF ISSUER:

The name of the issuer is UCloudlink Group Inc. (the “Issuer”).

ITEM 1 (b) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Issuer’s principal executive offices are located at Room 2119, 21/F, One Pacific Centre, 414 Kwun Tong Road, Kwun Tong, Kowloon, Hong Kong.

ITEM 2 (a) NAME OF PERSONS FILING:

This joint statement on Schedule 13G (Amendment No. 1) is being filed by AI Global Investment SPC (acting on behalf of and for the account of: (i) Haitong Momentum Investment Fund I S.P. and (ii) Haitong-Harvest Global Technology Fund S.P.), Haitong International Asset Management (HK) Limited and Yang Jianxin, who are collectively referred to as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated February 8, 2021. A copy of which was filed as Exhibit A to the Schedule 13G filed by the Reporting Persons on February 8, 2021. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they have formed a group.

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

AI Global Investment SPC

Harneys Services (Cayman) Limited,

4th Floor, Harbour Place,

103 South Church Street, PO Box 10240,

Grand Cayman KY1-1002,

Cayman Islands

Haitong International Asset Management (HK) Limited

22/F, Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

Yang Jianxin, a citizen of Hong Kong

22/F, Li Po Chun Chambers

189 Des Voeux Road Central

Hong Kong

ITEM 2 (c) CITIZENSHIP:

Please refer to Item 2(b).

ITEM 2 (d) TITLE OF CLASS OF SECURITIES:

Class A Ordinary Shares

ITEM 2 (e) CUSIP NUMBER:

90354D104

ITEM 3 IF 7THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(ii)(F);
(g)	☐	A parent holding company or control person in accordance Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ______

ITEM 4 OWNERSHIP

1. AI Global Investment SPC

(a) Amount beneficially owned: 34,268,110 (1)(2)(3)

(b) Percent of class: 21.2% (1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 34,268,110 (1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 34,268,110 (1)(2)(3)

2. Haitong International Asset Management (HK) Limited

(a) Amount beneficially owned: 34,268,110 (1)(2)(3)

(b) Percent of class: 21.2% (1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 34,268,110 (1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 34,268,110 (1)(2)(3)

3. Yang Jianxin

(a) Amount beneficially owned: 34,268,110 (1)(2)(3)

(b) Percent of class: 21.2% (1)(2)(3)(4)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 34,268,110 (1)(2)(3)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 34,268,110 (1)(2)(3)

FOOTNOTES

(1)	During September 28 – November 18, 2021, Haitong-Harvest Global Technology Fund S.P. sold 73,611 American Depositary Shares (each an “ADS” and collectively, “ADSs”), which represent 736,110 Class A Ordinary Shares in the secondary market. As a result, AI Global Investment SPC, a Cayman Islands exempted segregated portfolio company with limited liability (“AI Global”), is currently the record holder of: (i) 2,775,878 ADSs, which represent 27,758,780 Class A Ordinary Shares (the “Fund 1 Shares”) acting on behalf and for the account of Haitong Momentum Investment Fund I S.P.; and (ii) 650,933 ADSs, which represent 6,509,330 Class A Ordinary Shares (and together with the Fund 1 Shares, the “Shares”) acting on behalf and for the account of Haitong-Harvest Global Technology Fund S.P.
(2)	Haitong International Asset Management (HK) Limited (the “Investment Manager”) serves as the investment manager to AI Global with respect to the Shares, and in such capacity, the Investment Manager possesses voting control and the power to direct the disposition of the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, the Investment Manager may be deemed to beneficially own the Shares. The Investment Manager disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein, if any.

(3)	Yang Jianxin is the Chief Investment Officer and Managing Director of the Investment Manager and, in such capacity, Yang Jianxin exercises voting control over the Investment Manager with respect to its role as investment manager to AI Global with respect to the Shares. Accordingly, for the purposes of Reg. Section 240.13d-3, Yang Jianxin may be deemed to beneficially own the Shares. Yang Jianxin disclaims beneficial ownership of the Shares except to the extent of his pecuniary interest therein, if any.
(4)	Calculations are based on 161,790,700 Class A Ordinary Shares of the Issuer outstanding as of June 30, 2021, as disclosed by the Issuer on Amendment No. 5 to the Registration Statements on Form F-3 filed with the Securities and Exchange Commission on November 16, 2021.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons, or any of their subsidiaries or affiliates, is or are the beneficial owners of the Shares for any other purpose than Section 13(d) and 13(g) of the Act, as amended.

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable.

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not Applicable.

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10. CERTIFICATION.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

January 18, 2022	AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong Momentum Investment Fund I S.P.

	By:	/s/ Eric Chow
	Name:	Eric Chow
	Title:	Director

January 18, 2022	AI GLOBAL INVESTMENT SPC

Acting on behalf of and for the account of Haitong-Harvest Global Technology Fund S.P.

	By:	/s/ Eric Chow
	Name:	Eric Chow
	Title:	Director

January 18, 2022	HAITONG INTERNATIONAL ASSET MANAGEMENT (HK) LIMITED

	By:	/s/ Yang Jianxin
	Name:	Yang Jianxin
	Title:	Director

January 18, 2022
	By:	/s/ YANG JIANXIN
YANG JIANXIN